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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   SCHEDULE 13D/A
                                  (AMENDMENT NO. 5)

                     Under the Securities Exchange Act of 1934*


                          PAXSON COMMUNICATIONS CORPORATION
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                                  (Name of Issuer)


                   Class A Common Stock, par value $.001 per share
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                           (Title of Class of Securities)

                                     704231 10 9
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                                   (CUSIP Number)

                                    Ed Grinacoff
                        Sandler Mezzanine General Partnership
                            767 Fifth Avenue, 45th Floor
                              New York, New York 10153
                                   (212) 754-8100
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              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                    July 30, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 704231 10 9
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        (1)     Names of Reporting Persons
                S.S. or I.R.S. Identification Nos. of Above Persons

                Sandler Mezzanine General Partnership
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        (2)     Check the Appropriate Box if a Member of a Group

                                                                (a)     [ ]
                                                                (b)     [ ]
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        (3)     SEC Use Only

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        (4)     Source of Funds

                        Not Applicable (see Item 3)
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        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e)   [ ]
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        (6)     Citizenship or Place of Organization

                New York
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 Number of      (7)     Sole Voting Power       1,623,671 shares
Shares Bene-            --------------------------------------------------------
  ficially      (8)     Shared Voting Power          0    shares
 Owned by               --------------------------------------------------------
Each Report-    (9)     Sole Dispositive Power  1,623,671 shares
 ing Person             --------------------------------------------------------
   With         (10)    Shared Dispositive Power     0    shares
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                (11)    Aggregate Amount Beneficially Owned by Each Reporting
                        Person

                        1,623,671 shares
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                (12)    Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares  [ ]
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                (13)    Percent of Class Represented by Amount in Row (11)
                                3.9%
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                (14)    Type of Reporting Person (See Instructions)
                                PN

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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D/A
                                   Amendment No. 5

                                    Statement Of

                        SANDLER MEZZANINE GENERAL PARTNERSHIP

                          Pursuant to Section 13(d) of the
                           Securities Exchange Act of 1934

                                    in respect of

                          PAXSON COMMUNICATIONS CORPORATION


        Sandler Mezzanine General Partnership (the "Reporting Person") hereby amends certain items of its Schedule 13D (the "Prior Schedule 13D"), with respect to its beneficial ownership of shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of Paxson Communications Corporation, a Delaware corporation (the "Company").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                (a) The Reporting Person is the general partner of each of Sandler Mezzanine Partners, L.P., Sandler Mezzanine Foreign Partners, L.P. and Sandler Mezzanine T-E Partners, L.P. (collectively, the "Partnerships"). The Partnerships hold, for investment purposes, warrants (the "Warrants"), which are exercisable for shares of Class A Common Stock and Class B Common Stock, par value $.001 per share ("Class B Common Stock"), of the Company. The Reporting Person beneficially owns through the Partnerships the Warrants, which are presently exercisable for shares of Class A Common Stock and shares of Class B Common Stock.

                On July 30, 1997, the Partnerships sold to Jefferies & Company, a registered broker-dealer firm, 29.02530694 Warrants, representing 804,160 shares of Class A Common Stock, for consideration of $12.95 net per shares. As of the date hereof, the Partnerships hold an aggregate of 58.60476078 Warrants, which are exercisable for an aggregate of approximately 1,217,753 shares of Class A Common Stock and an aggregate of approximately 405,918 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. As a result, the Reporting Person beneficially owns approximately 1,623,671 shares of Class A Common

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Stock. The Company's Quarterly Report on Form 10-Q for the period ended March
31, 1997, reports that, as of April 30, 1997, 40,481,482 shares of Class A Common Stock were outstanding. Accordingly, if the Warrants held by the Partnerships were fully exercised and the shares of Class B Common Stock issuable to the Partnerships upon such exercise were converted into Class A Common Stock, the Reporting Person would beneficially own approximately 3.9% of the Company's Class A Common Stock.

        (b) The Reporting Person as general partner of the Partnerships has sole power (i) to direct the voting of the 1,623,671 shares of Class A Common Stock issuable upon exercise of the Warrants (and the conversion of Class B Common Stock issuable upon exercise of the Warrants) and (ii) to direct the disposition of the Warrants and any Class A Common Stock or Class B Common Stock issuable upon the exercise of the Warrants. The Reporting Person does not share with any person voting power or the power to dispose of the Warrants or any Class A Common Stock or Class B Common Stock issuable upon exercise of the Warrants.

        (c) Except as described in this Item 5 to this Schedule 13D, the Reporting Person, for itself and as the general partner of each of the Partnerships, has not effected any transactions during the past 60 days in respect of the Class A Common Stock.

        (d) No person other than the Reporting Person, as the general partner of each of the Partnerships, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Warrants or the shares of Class A Common Stock (issuable upon exercise of the Warrants), which are held by the Partnerships.

        (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock on July 30, 1997.

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                                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 5, 1997

                        SANDLER MEZZANINE GENERAL PARTNERSHIP

                        By: MJM Media Corp, its general partner

                        By: /s/ Michael J. Marocco
                        __________________________
                        Name: Michael J. Marocco
                        Title: President


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